EXHIBIT 99.1

Endeavour Silver Intersects New High-Grade Gold-Silver Mineralization on the El Curso Property at the Guanacevi Mine in Durango, Mexico

VANCOUVER, British Columbia, June 02, 2020 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) announces that exploration drilling through Q1, 2020 intersected new high-grade gold-silver mineralization in the Santa Cruz vein on the El Curso property at the Guanacevi mine in Durango, Mexico.  A total of 18 holes were drilled, 12 of which hit high grades over minable widths (view longitudinal section here).

Drilling highlights of 12 core holes include the following intersections:

  1,085 gpt silver and 3.25 grams per tonne (gpt) gold over 10.0 meters (m) true width in hole UCM-27 (1,410 gpt or 41.1 oz per ton (opT) silver equivalents (AgEq) over 32.8 feet (ft) at a 100:1 silver:gold ratio)
  762 gpt silver and 1.87 gpt gold over 5.1 m true width in hole UCM-26 (949 gpt or 27.7 opT AgEq over 16.7 ft)
  986 gpt silver and 1.43 gpt gold over a 4.8 m true width in hole UCM-25 (1,129 gpt or 32.9 opT AgEq over 15.7 ft)

Drill holes UCM-11 to 15 continue to delineate the northwest extension of the original P4 orebody onto the El Curso property.  This P4 extension now measures 200 m long by 300 m deep, still open at depth.  Endeavour is currently mining this P4 extension as well as the Milache and SCS orebodies.

Drill holes UCM-19 to 28 have discovered a new mineralized zone to the west of P4 extension, half-way towards the Milache orebody.  This new mineralized zone now measures 250 m long by 150 m deep, still open along strike and at depth.  Drilling stopped at the end of March due to the COVID-19 pandemic and is expected to recommence in June.

Bradford Cooke, Endeavour Director and CEO, commented, “Last year at Guanacevi, we were successful in outlining new resources on the El Curso property, and we commenced mining there in late Q3, 2019.  This year, we continue to discover new resources in the Santa Cruz vein on El Curso which should add to our mine life at Guanacevi.”

Drilling results are summarized in the following table:

Hole	Structure	From	True Width	Au	Ag	AgEq
		(m)	(m)	(gpt)	(gpt)	(gpt)
UCM-11	Santa Cruz	223.00	3.5	1.25	425	550
	Including	223.65	0.3	6.75	2,278	2,953
UCM-12	Santa Cruz	190.90	3.3	2.12	812	1,024
	Including	195.50	0.2	7.39	3,275	4,014
UCM-14	Santa Cruz	99.50	4.4	1.33	355	489
	Including	101.50	0.5	3.02	806	1,108
UCM-15	Santa Cruz	103.20	1.2	0.90	452	542
	Including	103.90	0.4	2.48	1,155	1,403
UCM-19	Santa Cruz	271.75	1.0	2.38	798	1,036
	Including	272.55	0.5	2.52	848	1,100
UCM-21	Santa Cruz	330.55	5.7	1.23	421	544
	Including	335.75	0.3	5.52	1,483	2,035
UCM-23	Santa Cruz	307.90	2.8	1.78	570	748
	Including	308.05	0.3	5.80	2,422	3,002
UCM-24	Santa Cruz	344.25	3.6	3.15	614	929
	Including	350.00	0.5	15.16	2,264	3,780
UCM-25	Santa Cruz	339.40	4.8	1.43	986	1,129
	Including	347.55	0.5	7.30	7,451	8,181
UCM-26	Santa Cruz	311.55	5.1	1.87	762	948
	Including	315.35	0.6	3.50	2,026	2,376
UCM-27	Santa Cruz Composite	322.80	10.0	3.25	1,085	1,410
	Including	335.65	0.5	14.88	5,500	6,988
UCM-28	Santa Cruz Vein	364.05	5.1	1.15	389	504
	Including	372.65	0.3	1.31	986	1,117

Silver equivalents are calculated at a ratio of 100:1 silver: gold. All widths are estimated true widths.

Qualified Person and QA/QC – Godfrey Walton, M.Sc., P.Geo., Endeavour President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs in Mexico. A Quality Control sampling program of reference standards, blanks and duplicates is used to monitor the integrity of all assay results. All samples are split at the local field office and shipped to SGS Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption (AA) finish and silver by aqua regia digestion and ICP finish, over-limits by fire assay and gravimetric finish.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera Mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2020 including changes in mining operations and production levels, the timing and results of various activities and the impact of the COVID 19 pandemic on operations. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.